SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*
                           --------------------------
                          NABISCO GROUP HOLDINGS CORP.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)

                               Marc Weitzen, Esq.
                                 General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                  June 21, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject


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to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                 SOLE VOTING POWER
                                    8,617,100

8                 SHARED VOTING POWER
                           0

9                 SOLE DISPOSITIVE POWER
                                    8,617,100

10                SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                    8,617,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.64%

14       TYPE OF REPORTING PERSON*
                  CO


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                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  8,272,900

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  8,272,900

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  8,272,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.5%

14       TYPE OF REPORTING PERSON*
                  CO


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                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /   /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  14,347,200

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  14,347,200

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  PN


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                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  14,347,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  14,347,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  OO


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                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  31,237,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  31,237,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  31,237,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%

14       TYPE OF REPORTING PERSON*
                  IN


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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on February 4, 2000, and amended on March 2, 2000, March 13, 2000, March 30, 2000, April 4, 2000, April 10, 2000, April 12, 2000 and May 12, 2000, by the
Registrants, relating to the common shares, par value $0.01 per share ("Shares"), of Nabisco Group Holdings Corp., a Delaware corporation ("Issuer" or "NGH"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended to add the following:

         On June 21, 2000, Carl C. Icahn delivered to representatives of NGH a letter (the "June 21 Letter") proposing a merger of a newly-formed Icahn entity ("Newco"), which will have been funded by Icahn entities with the Shares owned by the Icahn entities and $3 billion in cash, into NGH, with NGH as the surviving entity. The stockholders of NGH, other than Icahn entities, would receive $19 in cash and a two-year 14% note with a principal amount of $9 in return for each share of NGH which they hold. Under the proposal, the balance of the cash needed to effect the merger would be supplied by a $3.5 billion dividend from Nabisco Holdings Corp. ("NA") to its stockholders, including NGH, of the anticipated net proceeds (after repayment of existing indebtedness) of borrowings by NA of $5.5 billion of senior secured debt and $2 billion of subordinated debt. The June 21 Letter encloses a letter from The Industrial Bank of Japan, Limited ("IBJ") indicating that they are highly confident that, subject to the matters stated therein, they could raise the $5.5 billion senior secured debt and that the subordinated debt could be accomodated by NA's capital structure. The Shares owned by Newco would be canceled in return for shares of the surviving entity. Icahn entities would thereafter own 100% of the equity of NGH, the surviving entity.

         Notwithstanding the June 21 Letter, there is no assurance that any proposed transaction between Registrants or other Icahn entities and NGH or any of its subsidiaries will be favorably entertained by NGH, or, if favorably entertained, would ultimately be consummated whether on the terms set forth in the June 21 Letter or otherwise.

         This summary of each the June 21 Letter and IBJ Letter does not purport to be complete and is qualified in its entirety by reference to the complete text of each letter which is appended hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

         Registrants have delivered the June 21 Letter referred to in Item 4. See the response to Item 4, which is incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits
1.       Letter from Mr. Icahn to Issuer's representatives, dated June 21, 2000.
2.       Letter of The Industrial Bank of Japan, Limited, dated June 20, 2000.


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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2000


BARBERRY CORP.

By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn

         Title: Chairmen of the Board and President

ICAHN & CO., INC.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn

         Title: Chairman of the Board and President

HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member

/s/ Carl C. Icahn
CARL C. ICAHN

     [Signature Page of the Amendment No. 8 to Schedule 13D with respect to
                         Nabisco Group Holdings Corp. ]


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